FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of	August	, 2007

CANON INC.

(Translation of registrant’s name into English)
30-2, Shimomaruko 3-Chome, Ohta-ku, Tokyo 146-8501, Japan

(Address of principal executive offices)
     [Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☑	Form 40-F ☐
     [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑
     [If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-________

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CANON INC.

(Registrant)

Date August 29, 2007	By	/s/ Hiroshi Kawashimo
(Signature)*

Hiroshi Kawashimo Deputy Senior General Manager Global Finance Center Canon Inc.

*Print the name and title of the signing officer under his signature.
The following materials are included.
1.	Notice Regarding Revised Financial Forecast for Subsidiary Argo 21 Corporation

August 28, 2007

Canon Inc.
Chairman & CEO: Fujio Mitarai
Securities code: 7751
[First Section of Tokyo and other Stock Exchanges]

Inquiries:
Masahiro Osawa
Managing Director & Group Executive,
Finance & Accounting Headquarters
+81-3-3758-2111

Canon Marketing Japan Inc.
President & CEO: Haruo Murase
Securities code: 8060
[First Section of Tokyo Stock Exchanges]

Inquiries:
Yoshiyuki Matsusaka
Senior General Manager
Communications Headquarters
+81-3-6719-9093
Notice Regarding Revised Financial Forecast for Subsidiary Argo 21 Corporation
Canon Inc. and its subsidiary Canon Marketing Japan, Inc. announced today that Argo 21 Corporation (Securities code: 4692, listed on the first section of the Tokyo Stock Exchange), a subsidiary, has revised its non-consolidated financial forecast for fiscal year 2008 (April 1, 2007 to March 31, 2007) for the interim and full year, announced on July 20, 2007, as follows in the attached notice.
There is no change to the consolidated financial forecasts for Canon Inc. and Canon Marketing Japan Inc., due to this revision.

This notice contains forward-looking statements with respect to future results, performance and achievements that are subject to risk and uncertainties and reflect management’s views and assumptions formed by available information. All statements other than statements of historical fact are statements that could be considered forward-looking statements. When used in this document, words such as “anticipate,” “believe,” “estimate,” “expect,” “intend,” “may,” “plan,” “project” or “should” and similar expressions, as they relate to Canon, are intended to identify forward-looking statements. Many factors could cause the actual results, performance or achievements of Canon to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, among others, changes in general economic and business conditions, changes in currency exchange rates and interest rates, introduction of competing products by other companies, lack of acceptance of new products or services by Canon’s targeted customers, inability to meet efficiency and cost-reduction objectives, changes in business strategy and various other factors, both referenced and not referenced in this notice. A detailed description of these and other risk factors is included in Canon’s annual report on Form 20-F, which is on file with the United States Securities and Exchange Commission. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described herein. Canon does not intend or assume any obligation to update these forward-looking statements.

August 28, 2007

Argo 21 Corporation President & CEO: Kiyochika Ota Securities code: 4692 [First Section of Tokyo Stock Exchanges] Inquiries: Kazuo Nemoto Director +81-3-5548-4863
Notice Regarding Revised Interim and Full Year Financial Forecast for Fiscal Year 2008
(April 1, 2007 to March 31, 2007)
Argo 21 Corporation (the “Company”) has revised its non-consolidated financial forecast for fiscal year 2008 (April 1, 2007 to March 31, 2007) for the interim and full year, announced on July 20, 2007, as follows.
1.	Revised Non-Consolidated Financial Forecast for Interim Period (April 1, 2007 to September 30, 2007)

(Units: millions of yen, %)

	Net Sales	Operating income	Ordinary income	Net income

Previous forecast (A)	10,200	560	700	390

Current forecast (B)	10,200	560	700	3,320

Change in amount (B-A)	—	—	—	2,930

Change (%)	—	—	—	751.3%

(For reference) Results for interim period ending September 30, 2006	9,074	251	395	451

2.	Reasons for Revision to Non-Consolidated Financial Forecast for Interim Period

The Company raised its non-consolidated financial forecast for interim period net income by 2,930 million yen to 3,320 million yen, due to factors such as, a gain on sales of stock in an affiliate and taxation on deemed dividends, reflecting completion of the sale under subscription to a tender offer launched by Argo

Graphic Inc. (Securities code: 7595, Headquarters: Chuo-ku, Tokyo, President & CEO: Yoshimaro Fujisawa) to purchase its own shares.

Taking into consideration differences in the book value of this investment on a non-consolidated and consolidated basis, and determining that the amount of impact on consolidated net income was not significant, there is now revision to the consolidated financial forecast of the Company for the interim period, announced on July 20, 2007.

3.	Non-Consolidated Financial Forecast for the Fiscal Year (April 1, 2007 to March 31, 2008)

(Units: millions of yen, %)

	Net Sales	Operating income	Ordinary income	Net income

Previous forecast (A)	21,800	1,560	1,700	850

Current forecast (B)	21,800	1,560	1,700	3,780

Change in amount (B-A)	—	—	—	2,930

Change (%)	—	—	—	344.7%

(For reference) Previous year’s results	19,302	1,222	1,366	764

4.	Reasons for Revision to Non-Consolidated Financial Forecast for the Fiscal Year
The Company revised its non-consolidated financial forecast for the fiscal year by the same amount, to reflect the revised amount for interim period, mentioned above.

The Company did not revise its consolidated financial forecast for the fiscal year, announced on July 20, 2007, for the same reason as for the interim period.

Note:
The forecasts provided above are based on information that was available as of the date of this announcement. Accordingly, actual results may differ from these forecasts due to various future factors.